Exhibit 5.1

March 20, 2007	Suzanne Sawochka Hooper T: (650) 843-5180
Kosan Biosciences Incorporated	hooperss@cooley.com
3832 Bay Center Place
Hayward, CA 94545

Ladies and Gentlemen

You have requested our opinion with respect to certain matters in connection with the filing by Kosan Biosciences Incorporated (the “Company”) of a Registration Statement on Form S 8 (the “Registration Statement”) with the Securities and Exchange Commission covering the offering of up to 150,000 shares of Kosan Biosciences Incorporated Common Stock (the “Shares”) pursuant to the Company’s 2000 Employee Stock Purchase Plan (the “Plan”).

In connection with this opinion, we have examined the Registration Statement and related Prospectuses, the Company’s Amended and Restated Certificate of Incorporation and Bylaws, as currently in effect, the Plan, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

Our opinion is expressed only with respect to the federal laws of the United States of America and the General Corporation Law of the State of Delaware. We express no opinion as to whether the laws of any particular jurisdiction other than those identified above are applicable to the subject matter hereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares, when sold and issued in accordance with the Plan, the Registration Statement and related Prospectuses, will be validly issued, fully paid and nonassessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

COOLEY GODWARD KRONISH LLP

By:	/s/ Suzanne Sawochka Hooper
Suzanne Sawochka Hooper